EXHIBIT 2

FOR IMMEDIATE RELEASE	3 April 2012

WPP PLC (“WPP”)

WPP acquires EffectiveUI in Denver, Colorado

WPP announces that it has acquired all the assets of EffectiveUI, Inc. (“EffectiveUI”), a leading user experience agency that designs and develops custom web, mobile, desktop and touch-enabled applications.

Founded in 2005, EffectiveUI is based in Denver, Colorado with an additional office in Rochester, New York and employs 100 people. Specializing in customer insight and user-centered design and development, EffectiveUI has helped companies such as AAA, American Greetings, Boeing, National Geographic, Navy Federal Credit Union, CenturyLink and TIAA-CREF improve digital interactions with customers. Inc. magazine has named EffectiveUI to its annual list of America’s fastest growing private companies – the Inc. 500/5000 – for three consecutive years.

EffectiveUI’s unaudited revenues for the year ended 31 December 2011 were $20.8 million, with gross assets at the same date of $6 million.

EffectiveUI adds even more digital capabilities to WPP’s acknowledged digital leaders and global networks—Wunderman, OgilvyOne and VML—and its other digital assets including WPP Digital and Possible Worldwide. WPP’s digital revenues are now almost $4.8 billion of the Group’s overall $16 billion revenues. WPP has set a target of 35-40% of revenue derived from digital in the next five years and in Wunderman and OgilvyOne, with revenues of over $950 million and over $900 million respectively, and VML, it has three agencies voted “digital leaders” by the leading independent internet research firm. No other holding company has more than one.

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204